FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

Contact: Dan Suesskind
                        Chief Financial Officer
                        Teva Pharmaceutical Industries Ltd.
                        (011) 972-2-589-2840
                George Barrett
                        President and CEO
                        Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
                Liraz Kalif / Kevin Mannix
                        Investor Relations
                        (011) 972-3-926-7554 / (215) 591-8912

TEVA ANNOUNCES APPROVAL OF POLYETHYLENE GLYCOL 3350 NF FOR ORAL SOLUTION

Jerusalem, Israel, May 7, 2006 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted final approval for their ANDA for Polyethylene Glycol 3350 NF for Oral Solution, 17 gram/scoopful.

Teva's Polyethylene Glycol 3350 NF for Oral Solution is the AB-rated generic equivalent of Braintree's Miralax® for Oral Solution, a product indicated for the treatment of occasional constipation.

Total annual sales of Polyethylene Glycol 3350 NF for Oral Solution are approximately $153 million.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.　　　　　Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:　　/s/　Dan Suesskind
　　　　　Name: Dan Suesskind
　　　　　Title: Chief Financial Officer

Date: May 7, 2006